SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                RSV BANCORP, INC.
                         -----------------------------
                            (Name of Subject Company)

                                RSV BANCORP, INC.
                         -----------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    74975M 10 7
                      (CUSIP Number of Class of Securities)

                               Mr. Gerard R. Kunic
                                    President
               2000 Mt. Troy Road, Pittsburgh, Pennsylvania 15212
                                 (412) 322-6107
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                             Joan S. Guilfoyle, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

TRANSACTION                                                 AMOUNT OF
VALUATION*: $3,838,000                                      FILING FEE: $768.00
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 202,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $19.00 per share in cash.

[ ]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

     Amount Previously Paid:   _____________.   Filing Party:     _____________.
     Form or Registration No.: _____________.   Date Filed:       _____________.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO relates to an issuer tender offer by RSV Bancorp, Inc., a Pennsylvania corporation, to purchase up to 202,000 shares of its common stock, par value $0.10 per share. RSV Bancorp, Inc. is offering to purchase these shares at a price not greater than $19.00 nor less than $17.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. RSV Bancorp, Inc.'s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2004 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under the section captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The name of the issuer of the securities to which this Schedule TO relates is RSV Bancorp, Inc., a Pennsylvania corporation (the "Corporation"), and the address of its principal executive office and its mailing address is 2000 Mt. Troy Road, Pittsburgh, Pennsylvania 15212. The telephone number of its principal executive offices is (412) 322-6107.

         (b) Securities. This Schedule TO relates to the offer by the Corporation to purchase up to 202,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.10 per share (the "Shares"), 673,734 of which Shares were issued and outstanding as of September 8, 2004.

         (c) Trading Market and Price. The information set forth in the Offer to Purchase under the captions "Summary Term Sheet" and "Section 8-Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The Corporation is the only filing person. The information set forth under Item 2(a) above is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Corporation is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: "Summary," "Section 1. Number of Shares; Price; Priority of Purchase," "Section 3. Procedures for Tendering Shares," "Section 4. Withdrawal Rights," "Section 5. Purchase of Shares and Payment of Purchase Price," "Section 6. Conditional Tender Procedures," "Section 7. Conditions of Our Offer," "Section 14. Extension of Our Offer; Termination; Amendment," and "Section 15. Federal Income Tax Consequences."

         (b) Purchases. The information set forth in the Offer to Purchase under the caption "Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" and "Section 3. Procedures for Tendering
                  Shares--Employee Benefit Plans" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the caption "Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The information set forth in the Offer to Purchase under the caption "Section 2. Purposes of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (b) Use of Securities Acquired. The shares acquired will become treasury stock. The pro forma financial information set forth in the Offer to Purchase is also incorporated herein by reference.

         (c) Plans. The information set forth in the Offer to Purchase under the caption "Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) (b) and (d) Source of Funds. The information set forth in the Offer to Purchase under the caption "Section 9. Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "Section 11. Interests of our Directors and Executive Officers; Transactions and Arrangements Concerning Shares" regarding the beneficial ownership of directors and executive officers of the Corporation is incorporated herein by reference.

         (b) Securities Transactions. The information contained in the Offer to Purchase under the caption "Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption "Section 16. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a)   Financial Information.

               (1) The audited financial statements for the Corporation for the fiscal years ended September 30, 2003 and 2002 are incorporated herein by reference to Exhibit 13 of the Corporation's Annual Report on Form 10-KSB for the Year Ended December 31, 2003.

               (2) The unaudited financial statements for the Corporation included in Part I, Item I of the Corporation's Form 10-QSB for the quarter ended June 30, 2004 are incorporated herein by reference.

               (1) Ratio of Earnings to Fixed Charges. Not applicable. There are no securities being registered.

               (2) Book Value. The information set forth in the Offer to Purchase under the caption "Section 10. Information About Us and the Shares" is incorporated herein by reference.

         (b)   Pro Forma Information.

               (1) Pro Forma Balance Sheet at June 30, 2004 and September 30, 2003. The information set forth in the Offer to Purchase under the caption Section 10. Information About Us and the Shares" is incorporated herein by reference.

               (2) Pro Forma Statement of Income and Earnings Per Share for the Year Ended September 30, 2003 and for the Nine Months Ended June 30, 2004. The information set forth in the Offer to Purchase under the caption "Section 10. Information About Us and the Shares" is incorporated herein by reference.

               (3) Pro Forma Book Value at June 30, 2004 and December 31, 2003. The information set forth in the Offer to Purchase under the caption "Section 10. Information About Us and the Shares" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

         (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, each of which are attached hereto as exhibits, is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)(1)(i)    Offer to Purchase, dated September 14, 2004.

         (a)(1)(ii)   Letter of Transmittal.

         (a)(1)(iii)  Instruction Form for Shares Held by 401(k) Plan.
         (a)(2)       None.
         (a)(3)       None.
         (a)(4)       None
         (a)(5)(i)    Notice of Guaranteed Delivery.
         (a)(5)(ii)   Letter  to Brokers,   Dealers,   Commercial  Banks,  Trust
                      Companies and Other Nominees.
         (a)(5)(iii) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
         (a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(5)(vi) Letter to Stockholders of the Corporation, dated September 14, 2004, from Gerard R. Kunic, President.
         (a)(5)(vii) Text of Press Release issued by the Corporation, dated September 14, 2004.
         (b)          Not applicable.
         (d)          Not applicable.
         (g)          Not applicable.
         (h)          Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:September 14, 2004.


                                 RSV BANCORP, INC.



                                 By: /s/ Gerard R. Kunic
                                     -------------------------------------------
                                     Gerard R. Kunic
                                     President

                                  EXHIBIT INDEX



 Exhibit No.        Description
 ----------         -----------

 (a)(1)(i)          Offer to Purchase, dated September 14, 2004.

 (a)(1)(ii)         Letter of Transmittal.

 (a)(1)(iii)        Instruction Form for Shares Held by 401(k) Plan.

 (a)(5)(i)          Notice of Guaranteed Delivery.

 (a)(5)(ii)         Letter  to  Brokers,   Dealers,   Commercial
                    Banks, Trust Companies and Other Nominees.

 (a)(5)(iii) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

 (a)(5)(iv)         Guidelines  for  Certification  of  Taxpayer
                    Identification  Number  on  Substitute  Form
                    W-9.

 (a)(5)(v) Letter to Stockholders of the Corporation, dated September 14, 2004, from Gerard R. Kunic, President.

 (a)(5)(vi) Text of Press Release issued by the Corporation, dated September 14, 2004.

                                     -8-